SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  Toy Biz, Inc.
                                  -------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                    892261108
                                    ---------
                                 (CUSIP Number)


                                 Alan S. Cooper
                             Dickstein Partners Inc.
                         660 Madison Avenue, 16th Floor
                            New York, New York 10021
                                 (212) 754-4000
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 29, 1997
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               Page 1 of 19 pages

                        Exhibit Index appears on page 14

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 2 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]

                                                           (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        818,300 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          818,300 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 818,300 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.0% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 3 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                  (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        163,600 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          163,600 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 163,600 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .8% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 4 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]

                                                               (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        139,300 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          139,300 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 139,300 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .7% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 5 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]

                                                                  (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        981,900 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          981,900 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 981,900 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                   [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.8% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 6 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]

                                                              (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable

        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,121,200 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,121,200 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 1,121,200 (See Item 5)
--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.5% (See Item 5)
--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 892261108                                           Page 7 of 19 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]

                                                             (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                [ ]

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,121,200 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,121,200 (See Item 5)
--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 1,121,200 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                  [ ]
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.5% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  IN

                                  Schedule 13D


ITEM 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of Toy Biz, Inc., a Delaware corporation, (the "Company"). The principal executive offices of the Company are located at 333 East 38th Street, New York, New York 10016.

ITEM 2. IDENTITY AND BACKGROUND.

         (a) - (c) This Statement is being filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein. Dickstein & Co., Dickstein Focus, Dickstein International, Dickstein Partners, Dickstein Inc. and Mark Dickstein are collectively referred to as the "Reporting Persons."

         Dickstein & Co. is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies, (ii) risk-arbitrage transactions undertaken in connection with, among other things, mergers and acquisitions and (iii) the purchase of securities in entities which appear to be undervalued.

         Dickstein Focus is a Delaware limited partnership which engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein International is a limited-liability, open-end investment fund incorporated as an international business company in the Territory of the British Virgin Islands. Dickstein International engages in certain investment activities similar in nature to the activities engaged in by Dickstein & Co.

         Dickstein Partners is a Delaware limited partnership and the general partner of Dickstein & Co. and Dickstein Focus and makes all investment and trading decisions for Dickstein & Co. and Dickstein Focus.

         Dickstein Inc. is a Delaware corporation and is the general partner of Dickstein Partners and the advisor to Dickstein International. In its capacity as advisor, Dickstein Inc. makes all investment and trading decisions for Dickstein International. Mark Dickstein is the president and sole director of Dickstein Inc.

         The business address and the address of the principal executive office of each of Dickstein & Co., Dickstein Focus, Dickstein Partners and Dickstein Inc. is 660 Madison Avenue, New York, New York 10021. The business address and the address of the principal executive office of Dickstein International is 129 Front Street, Hamilton HM 12, Bermuda. The business address of Mark Dickstein is c/o Dickstein Partners, 660 Madison Avenue, New York, New York 10021.

         The name, business address and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc., including Mark Dickstein, are set forth on Schedule I annexed hereto, which is incorporated herein by reference.

         (d) - (e) During the last five years, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus and Dickstein International were acquired in the open market. Giving effect to certain sales of the Common Stock made by each such entity, the total cost of the reported shares by Dickstein & Co., Dickstein Focus and Dickstein International was $11,489,600, $2,258,377 and $1,956,526,
respectively. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION.

         The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Statement relates for investment.

         The Reporting Persons may acquire additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the

Company or any of its debt or equity securities in any manner permitted by law.

         Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own an aggregate of 1,121,200 shares of Common Stock, representing approximately 5.5% of the Common Stock outstanding. Dickstein & Co. owns 818,300 of such shares, representing approximately 4.0% of the Common Stock outstanding, Dickstein Focus owns 163,600 of such shares, representing approximately .8% of the Common Stock outstanding and Dickstein International owns 139,300 of such shares, representing approximately .7% of the Common Stock outstanding.1

         (b) By reason of its position as general partner of Dickstein & Co. and Dickstein Focus, Dickstein Partners may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus. By reason of its position as general partner of Dickstein Partners and advisor to Dickstein International, Dickstein Inc. may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. By reason of his position as president and sole director of Dickstein Inc., Mark Dickstein may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by Dickstein & Co., Dickstein Focus and Dickstein International. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, as amended, (i) Dickstein & Co. disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein International and Dickstein Focus, (ii) Dickstein Focus disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein International, (iii) Dickstein International disclaims beneficial ownership of all shares of Common Stock beneficially owned by Dickstein & Co. and Dickstein Focus, and (iv) each of Dickstein Partners, Dickstein Inc. and Mark Dickstein disclaims beneficial ownership of the shares of Common Stock beneficially owned by Dickstein & Co.,

--------
     1 Percentages are based upon 20,352,127 shares of Common Stock reported outstanding as of May 1, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

Dickstein Focus and Dickstein International, except to the extent of their actual economic interests.

         (c) Except for the transactions set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF
        THE ISSUER.

         Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement of joint filing pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  August 8, 1997

                                      DICKSTEIN & CO., L.P.

                                      By:      Alan Cooper, as Vice President
                                               of Dickstein Partners Inc.,
                                               the general partner of
                                               Dickstein Partners, L.P., the
                                               general partner of Dickstein &
                                               Co., L.P.

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper

                                      DICKSTEIN FOCUS FUND L.P.

                                      By:      Alan Cooper, as Vice President
                                               of Dickstein Partners Inc.,
                                               the general partner of
                                               Partners, L.P., the general
                                               partner of Dickstein Focus
                                               Fund L.P.

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper

                                      DICKSTEIN INTERNATIONAL LIMITED

                                      By:      Alan Cooper, as Vice President
                                               of Dickstein Partners Inc.,
                                               the agent of Dickstein
                                               International Limited

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper

                                      DICKSTEIN PARTNERS, L.P.

                                      By:      Alan Cooper, as Vice President
                                               of Dickstein Partners Inc.,
                                               the general partner of
                                               Dickstein Partners, L.P.

                                      /s/ Alan Cooper
                                      ---------------
                                      Name:  Alan Cooper

                                       DICKSTEIN PARTNERS INC.

                                       By:      Alan Cooper, as Vice President

                                       /s/ Alan Cooper
                                       ---------------
                                       Name:  Alan Cooper

                                       /s/ Mark Dickstein
                                       ------------------
                                       Mark Dickstein

                                  EXHIBIT INDEX


EXHIBIT
                                   DESCRIPTION                      PAGE

1                 Agreement  of joint  filing  pursuant to            18
                  Rule  13d-1(f)   promulgated  under  the
                  Securities Exchange Act of 1934, as amended

                                   SCHEDULE 1

                        EXECUTIVE OFFICERS AND DIRECTORS


         The name and present principal occupation or employment of each of the executive officers and directors of Dickstein Inc. are set forth below. The principal business address of each of the sole director and the officers of Dickstein Inc. named below is c/o Dickstein Partners, Inc., 660 Madison Avenue, New York, New York 10021.

                             Dickstein Partners Inc.

Name and                 Present Principal
Positions Held           Occupation or Employment

Mark Dickstein          President and Sole Director of Dickstein Inc.
President and
Sole Director

Alan S. Cooper          Vice President and General Counsel of
Vice President          Dickstein Inc.
and General
Counsel

Stephen Cornick          Vice President of Dickstein Inc.
Vice President


Edward Farr              Vice President of Dickstein Inc.
Vice President


Mark Kaufman             Vice President of Dickstein Inc.
Vice President


Arthur Wrubel            Vice President of Dickstein Inc.
Vice President

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                             STOCK OF TOY BIZ, INC.
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.
-----------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost
----                     ---------              -----                ----------                         ----

6/3/97                      5,000              8.750                  315.00                          44,065.00
6/5/97                     10,000              8.760                  615.00                          88,215.00
7/10/97                   143,000              9.045                8,595.00                       1,302,030.00
7/10/97                    20,000              9.229                1,215.00                         185,795.00
7/29/97                    98,300              9.000                5,913.00                         890,613.00

Shares Sold by Dickstein & Co., L.P.
------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                       Sold                 share                Commission                       Proceeds
----                       ----                 -----                ----------                       --------

6/20/97                    18,000              8.975                1,095.00                         160,449.62
6/23/97                    19,300              8.760                1,173.00                         167,895.15
6/24/97                     5,700              8.627                  357.00                          48,815.26

Shares Purchased by Dickstein International Limited
---------------------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost
----                     ---------              -----                ----------                         ----

6/3/97                        800              8.750                   63.00                           7,063.00
6/5/97                      1,600              8.760                  111.00                          14,127.00
7/10/97                    24,300              9.045                1,473.00                         221,266.50
7/10/97                     3,500              9.229                  225.00                          32,526.50
7/29/97                    16,800              9.000                1,023.00                         152,223.00

Shares Sold by Dickstein International Limited
----------------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                       Sold                 share                Commission                       Proceeds
----                       ----                 -----                ----------                       --------

6/20/97                     3,000              8.975                  195.00                          26,729.10
6/23/97                     3,300              8.760                  213.00                          28,695.03
6/24/97                     1,000              8.627                   75.00                           8,551.71

Shares Purchased by Dickstein Focus Fund L.P.
---------------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                     Purchased              share                Commission                         Cost
----                     ---------              -----                ----------                         ----

6/3/97                      1,000              8.750                   75.00                           8,825.00
6/5/97                      2,000              8.760                  135.00                          17,655.00
7/10/97                    29,100              9.045                1,761.00                         264,970.50
7/10/97                     4,000              9.229                  255.00                          37,171.00
7/29/97                    19,600              9.000                1,191.00                         177,591.00


                                     - 16 -


Shares Sold by Dickstein Focus Fund L.P.
----------------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                       Sold                 share                Commission                       Proceeds
----                       ----                 -----                ----------                       --------

6/20/97                     4,000              8.975                  255.00                          35,643.80
6/23/97                     3,900              8.760                  249.00                          33,915.03
6/24/97                     1,200              8.627                   87.00                          10,265.05


Shares Sold by Stephen Cornick
------------------------------

                         Number of
                          Shares              Price per                                                 Total
Date                       Sold                 share                Commission                       Proceeds
----                       ----                 -----                ----------                       --------

6/11/97                     1,000              8.625                   53.30                           8,571.70
6/26/97                       800              8.375                   55.23                           6,644.77
7/10/97/2/                  1,000              9.188                   65.97                           9,122.03


--------
2 Shares sold on this date were held in a shared account whereby Mr. Cornick owns 50% of such account.


                                     - 17 -